Victoria E. Silbey, Senior Vice President-Legal, Chief Legal Officer

SunGard Data Systems Inc.— victoria.silbey@sungard.com — www.sungard.com —484-582-5542 tel — 610-687-3725 fax

November 6, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that each of SunGard Capital Corp., SunGard Capital Corp. II and SunGard Data Systems Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which was filed with the Securities and Exchange Commission on November 6, 2013.

Respectfully submitted,

SunGard Capital Corp.

SunGard Capital Corp. II

By:	/s/ Victoria E. Silbey
Victoria E. Silbey
Vice President

SunGard Data Systems Inc.

By:	/s/ Victoria E. Silbey
Victoria E. Silbey
Senior Vice President-Legal and Chief Legal Officer

SunGard — 680 East Swedesford Road . Wayne, PA 19087